MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

CREDITS BREAK DOWN

(Thousands of Pesos)

ANNEX 5 CONSOLIDATED

Final printing
			Denominated in		Amortization of Credits in Foreing Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreing Currency With Foreing Entities (Thousands Of Pesos)
Credit	Amortization	Rate	Pesos		Time Interval						Time Interval
Type /	Date	of	Until 1	More Than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
Institution		Interest	Year	1 Year	Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
BANKS
FOREIGN TRADE
AB SVENKS EXPORT KRE (1)	14/12/2005	2.71	0	0	0	0	0	0	0	0	14,427	14,427	28,853	28,853	3,014	0
ABN AMRO BANK (1)	30/11/2006	3.61	0	0	0	0	0	0	0	0	164,120	451,982	616,102	616,102	587,654	164,120
ABN AMRO BANK (1)	15/03/2008	3.14	0	0	0	0	0	0	0	0	399,729	515,920	915,650	915,650	915,650	1,162,879
DEXIA BANK (1)	31/12/2012	2.71	0	0	0	0	0	0	0	0	111,310	115,561	231,122	231,122	231,122	817,754
BANCO BILBAO V.A. (1)	22/12/2007	2.46	0	0	0	0	0	0	0	0	0	0	103,733	103,733	103,733	155,599
BANCO INTERN., SAG (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	251	751	1,023	647	520	130
BCO. SANTANDER N.Y. (1)	05/04/2008	1.91	0	0	0	0	0	0	0	0	0	11,084	22,168	22,168	22,168	33,252
BANK OF AMERICA NAT. (1)	17/04/2006	1.96	0	0	0	0	0	0	0	0	75,937	75,937	151,874	123,832	71,016	0
BANK OF AMERICA NAT. (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	11,065	33,172	45,156	28,576	22,946	5,737
BANK OF AMERICA NAT. (1)	15/12/2003	2.09	0	0	0	0	0	0	0	0	10,795	10,795	10,795	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2004	2.96	0	0	0	0	0	0	0	0	100,173	100,173	141,125	40,952	0	0
BARCLAYS BANK, BRUS (1)	31/12/2005	2.71	0	0	0	0	0	0	0	0	44,029	44,029	88,057	88,057	44,029	0
BARCLAYS BANK, N.Y. (1)	16/07/2003	2.09	0	0	0	0	0	0	0	0	0	8,025	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	33,086	102,948	142,019	90,012	72,148	18,037
CREDIT LYONNAIS (1)	16/10/2003	2.09	0	0	0	0	0	0	0	0	10,655	10,655	10,655	0	0	0
EXPORT DEVELOP CAN (1)	22/04/2008	2.26	0	0	0	0	0	0	0	0	73,158	321,734	374,135	343,123	256,146	70,092
FORTIS BANK (1)	30/12/2002	2.71	0	0	0	0	0	0	0	0	65,440	0	0	0	0	0
GOLDMAN SACHS INT. (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	2,461	7,378	10,043	6,355	5,103	1,276
JP MORGAN CHASE B. (1) *	14/12/2003	2.59	0	0	0	0	0	0	0	0	0	0	4,575,015	0	0	0
JP MORGAN CHASE B. (1) *	20/12/2004	2.41	0	0	0	0	0	0	0	0	0	0	0	4,575,015	0	0
KREDITANSTALT FUR W. (1)	15/12/2006	3.01	0	0	0	0	0	0	0	0	59,306	59,306	118,611	118,611	118,611	59,306
KREDITANSTALT FUR W. (1)	30/11/2004	2.21	0	0	0	0	0	0	0	0	1,125	1,125	2,249	1,125	0	0
MARUBENI CORP. (1)	11/03/2004	3.21	0	0	0	0	0	0	0	0	0	30,500	15,250	0	0	0
MITSUI & CO. LTD (1)	30/11/2006	3.29	0	0	0	0	0	0	0	0	27,726	27,726	55,451	55,451	55,451	27,726
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	1,912	12,855	14,821	14,821	14,821	173,771
NORDEA BANK FINLAND (1)	09/11/2004	3.21	0	0	0	0	0	0	0	0	59,984	59,984	119,967	34,567	0	0
NORDEA BANK FINLAND (1)	19/11/2006	2.96	0	0	0	0	0	0	0	0	154,075	154,075	308,151	308,151	257,317	52,408
NORDIC INVESTMENT B (1)	06/12/2006	2.81	0	0	0	0	0	0	0	0	0	50,834	101,667	101,667	101,667	50,834
BNP PARIBAS N.Y. (1)	03/02/2003	2.59	0	0	0	0	0	0	0	0	107,932	36,803	0	0	0	0
PRIVATE EXPORT FUND (2)	16/07/2003	9.34	0	0	0	0	0	0	0	0	0	51,419	0	0	0	0
SKANDINAVISKA ENSKIL (1)	15/08/2009	3.14	0	0	0	0	0	0	0	0	32,257	88,669	120,926	120,926	120,926	330,521
SKANDINAVISKA ENSKIL (1)	28/02/2004	2.71	0	0	0	0	0	0	0	0	0	78,864	19,956	0	0	0
SOCIETE GENERALE N.Y. (1)	31/12/2003	2.15	0	0	0	0	0	0	0	0	10,156	10,156	10,156	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	3,432	10,289	14,005	8,863	7,117	1,779
SOCIETE GENERALE PARIS (1)	12/11/2006	2.46	0	0	0	0	0	0	0	0	53,379	54,426	62,220	33,252	6,392	70
SUMITOMO CORP. (1)	19/06/2006	2.96	0	0	0	0	0	0	0	0	47,750	47,750	95,499	67,202	38,566	0
BANK OF TOKYO-MITSUB (1)	29/12/2008	3.06	0	0	0	0	0	0	0	0	0	101,667	226,436	249,539	249,539	420,513
UNION BANK OF SWITZ. (1)	28/11/2002	2.21	0	0	0	0	0	0	0	0	3,961	0	0	0	0	0
ARREND. BANAME X (1)	26/06/2004	2.71	0	0	52,178	163,049	173,299	0	0	0	0	0	0	0	0	0
BANAMEX AG. N Y. (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	1,763	5,284	7,193	4,552	3,655	914
BANAMEX, S.A. (1)	27/06/2005	2.71	0	0	42,188	131,612	187,897	148,684	0	0	0	0	0	0	0	0
BANCA SERFIN N. Y. (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	881	2,729	3,760	2,383	1,910	478
BBVA BANCOMER (2)	27/01/2004	7.75	0	800,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	2.71	0	0	47,067	226,655	316,602	333,990	174,590	29,857	0	0	0	0	0	0
BCO. INTERN . (1)	24/12/2006	2.52	0	0	5,768	17,292	23,539	14,896	11,962	2,990	0	0	0	0	0	0
BANCO SANTANDER (1)	28/02/2003	2.46	0	0	387,962	191,571	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	22/05/2004	7.83	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	26/06/2006	2.71	0	0	61,667	188,531	259,831	269,858	209,220	0	0	0	0	0	0	0
HEWLETT PACKARD (2)	31/03/2005	8.00	0	0	9,176	27,527	36,703	18,351	0	0	0	0	0	0	0	0
TESORERIA DE LA FED. (1)	24/12/2006	2.52	0	0	11,100	33,690	46,067	29,168	23,407	5,852	0	0	0	0	0	0
ARREND. INBURSA (3)	30/06/2004	9.38	4,355	1,386	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			4,355	1,301,386	617,106	979,927	1,043,940	814,948	419,179	38,699	1,682,275	2,709,030	8,763,843	8,335,306	3,311,221	3,547,194
STOCK EXCHANGE
LISTED IN THE MEXICAN STOCK EXCHANGE
UNSECURED DEBT
PAPEL COMERCIAL ** (2)	15/10/2002	8.62	5,065,067	0	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TMX 02-2 (4)	10/02/2005	10.40	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURS. TELMEX 02 (4)	09/02/2007	10.20	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
C. B. TMX 01, 02-3 Y 02-4 (2)	26/10/2007	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TMX 01-2 (4)	26/10/2007	10.30	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
SENIOR NOTES DUE 2006 (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	0	15,250,050	0
CONVERTIBLE SEC. 2004 (2)	15/06/2004	4.25	0	0	0	0	0	0	0	0	0	0	10,166,700	0	0	0
TOTAL STOCK EXCHANGE			5,065,067	7,450,000	0	0	0	0	0	0	0	0	10,166,700	0	15,250,050	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES			13,032,195	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			13,032,195	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL			18,101,617	8,751,386	617,106	979,927	1,043,940	814,948	419,179	38,699	1,682,275	2,709,030	18,930,543	8,335,306	18,561,271	3,547,194

NOTES:

  Interest rates:

Credits break down are presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE plus margin
  CETES
  The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 1.71 at September 30, 2002.

  TIIE at 28 days is equivalent to 9.175 at September 30, 2002.

  CETES at 91 days is equivalent to 9.4 at September 26, 2002.

  * Syndicated Credit Bank Agent
  ** The corresponding documents to this debt are DGE 533-14122 dated

  Octuber 30, 2001, DGE- 182-10232 dated April 15, 2002 and DGE 311-14611 dated July 1, 2002.

  The suppliers' Credits are reclasified to Banks Loans because in this document, SIFIC/ICS, Long Term opening to Suppliers' does not exist.

Exchange rates used:

Liabilities in foreign currency

Exchange rates at end of the month.
CURRENCY	AMOUNT	E.R.

DOLLAR (U.S.)	5,648,502	10.1667
FRENCH FRANC (F.F.)	165,623	1.5263

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:3

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

DOMESTIC SELLS

ANNEX 11 CONSOLIDATED

Final printing
	TOTAL PRODUCTION		NET SELLS		MARKET	MAIN
MAIN PRODUCTS					SHARE
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	COSTUMERS
LOCAL SERVICE				39,161,104
LONG DISTANCE SERVICE				26,210,020
INTERCONNECTION				11,310,229
OTHERS				3,288,612
TOTAL				79,969,965

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:3

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

FOREIGN SELLS

ANNEX 11 CONSOLIDATED

Final printing
	TOTAL PRODUCTION		NET SELLS		MARKET	MAIN
MAIN PRODUCTS					SHARE
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	COSTUMERS

NET SETTLEMENT				2,192,456

TOTAL				2,192,456